This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated December 30, 2022	Registration Statement Nos. 333-268718
and Series A Prospectus Supplement dated December 30, 2022)	and 333-268718-01
November 14, 2025

BofA Finance LLC

$_____________

Fixed to Floating Rate Notes Linked to Compounded SOFR, due December 18, 2026

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a consolidated finance subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”). The notes are fully and unconditionally guaranteed by the Guarantor. All payments and the return of the principal amount on the notes are subject to our credit risk, as issuer of the notes, and the credit risk of BAC, as guarantor.
•	The CUSIP number for the notes is 09711CAK0.
•	The notes are expected to price on November 14, 2025.
•	The notes will mature on December 18, 2026. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.
•	Interest will be paid monthly on the 18th of each month, beginning on December 18, 2026, and with the final interest payment occurring on the maturity date.
•	From, and including, the issue date to, but excluding, May 18, 2026 (the “Fixed Rate Period”), the notes will bear interest at the fixed rate of 4.05% per annum.
•	From, and including, May 18, 2026, to, but excluding, the maturity date (the “Floating Rate Period”), the notes will bear interest at a floating rate equal to Compounded SOFR plus 0.30%. The floating interest rate will not be less than 0.00% per annum.
•	We will not have the option to redeem the notes prior to maturity.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	100.00%	$
Underwriting Discount(1)(2)	0.05%	$
Proceeds (before expenses) to BofA Finance	99.95%	$

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $999.50 (99.95%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

(2) We or one of our affiliates may pay varying selling concessions of up to 0.05% in connection with the distribution of the notes to other registered broker dealers.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information discussed in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about November 18, 2025 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated December 30, 2022

BofA Securities

EXPLANATORY NOTES

Capitalized or other defined terms used, but not defined, in this pricing supplement have the respective meanings as are given to them in the accompanying prospectus supplement or the accompanying prospectus, as applicable. Capitalized or other defined terms used and defined in this pricing supplement are sometimes defined after their first use without a reference such as “as defined in this pricing supplement.” Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above referenced prospectus and prospectus supplement may be accessed at the link set forth at the bottom of the cover page of this pricing supplement.

SUMMARY OF TERMS

The Fixed to Floating Rate Notes Linked to Compounded SOFR, due December 18, 2026 (the “notes”) are senior debt securities issued by BofA Finance, and the payment obligations of BofA Finance under the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

You should read carefully this entire pricing supplement, and the applicable information in, and incorporated by reference into, the accompanying prospectus supplement and prospectus, as applicable, to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. Information in this pricing supplement that is inconsistent with information in the accompanying prospectus supplement or prospectus will supersede such information in those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement or the accompanying prospectus supplement or prospectus, as applicable.

•	Issuer:	BofA Finance LLC (“BofA Finance”)

•	Guarantor:	Bank of America Corporation (“BAC”)

•	Title of the Series:	Fixed to Floating Rate Notes Linked to Compounded SOFR, due December 18, 2026

•	Issue Price:	100%

•	Aggregate Principal Amount Initially Being Issued:	$_____________

•	Pricing Date:	November 14, 2025

•	Issue Date:	November 18, 2025

•	Maturity Date:	December 18, 2026

•	Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

•	Ranking of Notes and Guarantee:	Senior, unsecured

•	Day Count Convention:	ACT/360

•	Interest Periods:	Each monthly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

•	Interest Payment Dates:	Interest will be paid monthly on the 18th of each month, beginning on December 18, 2026, and with the final interest payment occurring on the maturity date.

•	Interest Determinations:	During the Floating Rate Period, the calculation agent will determine compounded SOFR, the interest rate and accrued interest for each Interest Period in arrears as soon as reasonably practicable on or after the last day of the applicable Rate Cut-Off Date, and in any event on or prior to the business day immediately preceding the relevant Interest Payment Date.

•	Interest Rates:	Fixed Rate Period. From, and including, the issue date to, but excluding, May 18, 2026, the notes will bear interest at the fixed rate of 4.05% per annum payable monthly in arrears for each monthly Interest Period.

Floating Rate Period. From, and including, May 18, 2026 to, but excluding, the maturity date, the notes will bear interest at a floating rate per annum equal to the Base Rate plus 0.30% payable monthly in arrears for each monthly Interest Period. The rate of interest payable on the notes during the Floating Rate Period will not be less than 0.00% per annum. During the Floating Rate Period, the notes will be “Compounded SOFR notes” as such term is defined in the accompanying prospectus supplement.

•	Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each monthly Interest Period during the Floating Rate Period in accordance with the Rate Cut-Off Convention as set forth under “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention—Rate Cut-Off Convention” in the accompanying prospectus supplement.

•	Compounded SOFR Convention:	Rate Cut-Off Convention. See “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention— Rate Cut-Off Convention” in the accompanying prospectus supplement.

•	Rate Cut-Off Date:	With respect to each Interest Period during the Floating Rate Period, the fifth U.S. government securities business day prior to the scheduled Interest Payment Date for such Interest Period.

For purposes of calculating Compounded SOFR with respect to each Interest Period, the level of SOFR for each U.S. government securities business day in the period from, and including, the Rate Cut-Off Date for such Interest Period to, but excluding, the scheduled Interest Payment Date for such Interest Period will be the level of SOFR in respect of such Rate Cut-Off Date.

•	Calculation Agent:	Merrill Lynch Capital Services, Inc.

•	Business Day Convention:	During the Fixed Rate Period, following unadjusted business day convention; during the Floating Rate Period, modified following business day convention (adjusted).

•	Business Days:	During the Fixed Rate Period, New York/Charlotte; during the Floating Rate Period, New York/Charlotte and U.S. government securities business day.

•	Redemption at Our Option:	None

•	Repayment at Option of Holder:	None

•	Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York and Charlotte, North Carolina prior to the applicable scheduled Interest Payment Date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such scheduled Interest Payment Date, whether or not such record date is a business day.

•	Events of Default and Rights of Acceleration:	If an event of default (as defined in the indenture relating to the notes) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration; Covenant Breaches” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.

•	Listing:	None

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Structure-related Risks

After the first six months, the notes will pay interest at a floating rate that may be as low as 0.00% per annum on one or more scheduled Interest Payment Dates. The rate at which the notes will bear interest during each monthly Interest Period after the first six months will depend on the Base Rate. As a result, the interest payable on the notes during the Floating Rate Period will vary with fluctuations in the Base Rate, subject to the minimum interest rate of 0.00% per annum. It is impossible to predict whether the Base Rate will rise or fall, or the amount of interest payable on the notes. After the first six months, you may receive minimal or no interest for extended periods of time or even throughout the remaining term of the notes. The interest rate that will apply at any time on the notes after the first six months of their term may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

Payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our respective obligations, including any obligations under the notes. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes generally depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course. However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders in respect of such claims will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Holders of the notes will have recourse only to a single claim against the Guarantor and its assets under the Guarantor’s guarantee of the notes, and holders of the notes should accordingly assume that in any bankruptcy, resolution or similar proceeding, they would not have priority over, and should be treated equally with, the claims of all other unsecured and unsubordinated obligations of the Guarantor, including claims of holders of unsecured senior debt securities issued by the Guarantor.

The Guarantor’s ability to make payments under its guarantee of the notes will depend upon its receipt of funds from its subsidiaries, and applicable laws and regulations, and actions taken under the Guarantor’s resolution plan, could restrict the ability of its subsidiaries to transfer such funds. The Guarantor is a holding company and conducts substantially all of its operations through its subsidiaries. The Guarantor’s ability to make payments under its guarantee of our payment obligations on the notes depends upon the Guarantor’s receipt from its subsidiaries of dividends and other distributions, loans, advances and other payments. Any inability of these subsidiaries to pay dividends or make payments to the Guarantor may adversely affect the Guarantor’s cash flow and financial condition. Many of these subsidiaries, including bank and broker-dealer subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Guarantor or to its other subsidiaries. In addition, the Guarantor’s bank and broker-dealer subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and liquidity requirements. Lower earnings in these subsidiaries can reduce the amount of funds available to the Guarantor. Adverse business and economic conditions, including changes in interest and currency exchange rates, illiquidity or volatility in areas where the Guarantor has concentrated credit risk, and a failure in or breach of its operational or security systems or infrastructure, could affect its businesses and results of operations. Intercompany arrangements the Guarantor has entered into in connection with its resolution planning could restrict the amount of funding available to it from its subsidiaries under certain adverse conditions, as described below under “—A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes.” These restrictions could prevent the Guarantor’s subsidiaries from paying dividends or making other distributions to the Guarantor or otherwise providing funds to the Guarantor that the Guarantor needs in order to make payments under its guarantee of our payment obligations on the notes. Also, the Guarantor’s right to participate in any distribution of assets of any of its subsidiaries upon such subsidiary’s liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of the Guarantor’s claims as a creditor of such subsidiary may be recognized.

A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes. The Guarantor is required periodically to submit a plan to its primary regulatory authorities describing its resolution strategy under the U.S. Bankruptcy Code in the event of material financial distress or failure. In the Guarantor’s current plan, its preferred resolution strategy is a single point of entry strategy. This strategy provides that only the Guarantor (the parent holding company) files for resolution under the U.S. Bankruptcy Code and contemplates providing certain key operating subsidiaries with sufficient capital and liquidity to operate through severe stress and to enable such subsidiaries to continue operating or be wound down in a solvent manner following a Guarantor bankruptcy. The Guarantor has entered into intercompany arrangements governing the contribution of capital and liquidity with these key subsidiaries. As part of these arrangements, the Guarantor has transferred most of its assets (and has agreed to transfer additional assets) to a wholly-owned holding company subsidiary in exchange for a subordinated note. Certain of the Guarantor’s remaining assets secure its ongoing obligations under these intercompany arrangements. The wholly-owned holding company subsidiary also has provided a committed line of credit that, in addition to the Guarantor’s cash, dividends and interest payments, including interest payments the Guarantor receives in respect of the subordinated note, may be used to fund the Guarantor’s obligations. These intercompany arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Guarantor to contribute its remaining financial assets to the wholly-owned holding company subsidiary if the Guarantor’s projected liquidity resources deteriorate so severely that resolution becomes imminent, which could materially and adversely affect the Guarantor’s liquidity and ability to meet its payment obligations, including under its guarantee of our payment obligations on the notes. In addition, the Guarantor’s preferred resolution strategy could result in holders of the notes being in a worse position and suffering greater losses than would have been the case under bankruptcy or other resolution scenarios or plans.

Under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Financial Reform Act”), when a global systemically important banking organization (“G-SIB”), such as the Guarantor, is in default or danger of default, the Federal Deposit Insurance Corporation (“FDIC”) may be appointed receiver in order to conduct an orderly liquidation of such institution. In the event of such appointment, the FDIC could, among other things, invoke the orderly liquidation authority, instead of the U.S. Bankruptcy Code, if the Secretary of the U.S. Department of Treasury makes certain financial distress and systemic risk determinations. In 2013, the FDIC issued a notice describing its preferred “single point of entry” strategy for resolving a G-SIB. Under this approach, the FDIC could replace the Guarantor with a bridge holding company, which could continue operations and result in an orderly resolution of the underlying bank, but whose equity would be held solely for the benefit of the Guarantor’s creditors. The FDIC’s single point of entry strategy may result in holders of the notes suffering greater losses than would have been the case under a bankruptcy proceeding or a different resolution strategy with respect to payments received under the Guarantors’ guarantee of the notes.

The Guarantor’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of the Guarantor’s subsidiaries. Because the Guarantor is a holding company, its right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. As a result, any obligations of the Guarantor under its guarantee of the notes will be structurally subordinated to all existing and future liabilities of the Guarantor’s subsidiaries, and claimants should look only to the assets of the Guarantor for payments under the Guarantor’s guarantee of the notes. Further, creditors of the Guarantor’s subsidiaries recapitalized pursuant to the Guarantor’s resolution plan generally would be entitled to payment of their claims from the assets of the subsidiaries, including the Guarantor’s contributed assets. In addition, any obligations of the Guarantor under its guarantee of the notes will be unsecured and, therefore, in a bankruptcy or similar proceeding, will effectively rank junior to the Guarantor’s secured obligations to the extent of the value of the assets securing such obligations.

Each of BofA Finance LLC and the Guarantor is permitted to sell, convey or transfer all or substantially all of its assets to one or more of the Guarantor’s majority-owned subsidiaries and, in either such event, such subsidiary or subsidiaries will not be required under the indenture relating to the notes to assume our obligations under the notes or the Guarantor’s obligations under its guarantee of the notes, as the case may be. We and the Guarantor each may sell, convey or transfer all or substantially all of its assets to one or more entities that are direct or indirect majority-owned subsidiaries of the Guarantor in which the Guarantor and/or one or more of its subsidiaries owns more than 50% of the combined voting power, and under the indenture under which the notes will be issued, including the provisions thereof relating to the Guarantor’s guarantee of the notes, such subsidiary or subsidiaries will not be required to assume our obligations under the notes or the Guarantor’s obligations under its guarantee thereof, as the case may be. In either such event, (i) we will remain the sole obligor on the notes and the Guarantor will remain the sole obligor on the guarantee of the notes, as the case may be, (ii) creditors of any such subsidiary or subsidiaries would have additional assets from which to recover on their claims and (iii) obligations of the Guarantor under its guarantee of our notes would be structurally subordinated to creditors of such subsidiary or subsidiaries with respect to such transferred assets. See “Description of Debt Securities of BofA Finance LLC—Limitation on Mergers and Sales of Assets” beginning on page 30 of the accompanying prospectus for more information.

The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor; events of bankruptcy or insolvency or resolution proceedings relating to the Guarantor and covenant breach by the Guarantor will not constitute an event of default with respect to the notes. The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor. In addition, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor will not constitute an event of default with respect to the notes. Furthermore, it will not constitute an event of default with respect to the notes if the guarantee by the Guarantor ceases to be in full force and effect for any reason. Therefore, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor (in the absence of any such event occurring with respect to us) will not permit the notes to be declared due and payable. In addition, a breach of a covenant by the Guarantor (including, for example, a breach of the Guarantor’s covenants with respect to mergers or the sale of all or substantially all its assets) will not permit the notes to be declared due and payable. The value you receive on the notes may be significantly less than what you otherwise would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor or the breach of a covenant by the Guarantor or upon the Guarantor’s guarantee ceasing to be in full force and effect.

Valuation- and Market-related Risks

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that our affiliate, BofAS, will act as a market-maker for the notes, but neither BofAS nor any of our other affiliates is required to do so. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;

•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our and BAC’s financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Conflict-related Risks

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our broker-dealer affiliates, including BofAS, may engage in trading activities related to the notes that are not for your account or on your behalf. We also expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading and hedging activities could influence secondary training in the notes or otherwise could be adverse to your interests as a holder of the notes.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, Merrill Lynch Capital Services, Inc., will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc.’s status as our affiliate and its responsibilities as calculation agent. For example, if a Benchmark Transition Event and related Benchmark Replacement Date are determined to have occurred with respect to the Base Rate, we or the calculation agent (after consulting with us) will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and will make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of interest periods, the timing and frequency of determining rates and making payments of interest and other administrative matters, in connection with the applicable Benchmark Replacement as set forth under “Description of the Notes— Floating-Rate Notes— Effect of a Benchmark Transition Event and Related Benchmark Replacement Date with Respect to SOFR” of the accompanying prospectus supplement. Certain determinations, decisions and elections with respect to the Benchmark Replacement will, or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes may, require the exercise of discretion and the making of subjective judgments by us or the calculation agent (after consulting with us). Any determination, decision or election made by us or the calculation agent pursuant to the applicable provisions set forth under “Description of the Notes— Floating-Rate Notes— Effect of a Benchmark Transition Event and Related Benchmark Replacement Date with Respect to SOFR” of the accompanying prospectus supplement will, if made by us, be made in our sole discretion and, if made by the calculation agent, be made after consultation with us and, in each case, will become effective without consent from the holders of the notes or any other party. In making these potentially subjective determinations, the Issuer or its designee may have economic interests that are adverse to your interests as holder of the notes, and none of us or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action or making any determination, which may adversely affect the return on, value of and market for the notes.

The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will control the calculation agent, potential conflicts of interest could arise. None of us or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the notes.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

The notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and one or more qualified floating rates. Under Treasury regulations applicable to such instruments, you generally will be required to account for interest on the notes as described below. You will be required to construct an “equivalent fixed rate debt instrument” for the notes and apply the general rules applicable to debt instruments described under the section of the prospectus entitled “U.S. Federal Income Tax Considerations—General.” The applicable rules require (i) replacing the initial fixed rate by a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) determining the fixed rate substitute for each floating rate. The fixed rate substitute for each qualified floating rate is the value of the rate on the issue date of the notes. The equivalent fixed rate debt instrument is the hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes in lieu of the rates on the notes. Under these rules, the equivalent fixed rate debt instrument will have stated interest equal to the fixed rate substitutes. The amount of OID is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is taken into account as if the holder held the equivalent fixed rate debt instrument. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders—Original Issue Discount” for a discussion of these rules. Under these rules, the notes may be issued with OID. Whether the notes will be treated as being issued with OID will depend on rates in effect on the issue date and, in that event, the final pricing supplement will so specify. You will be required to make appropriate adjustments for interest actually paid on the notes. Qualified stated interest and OID, if any, allocable to an accrual period must be increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID, if any, for the accrual period.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between Interest Payment Dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer affiliate, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the distribution agreement described in “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-54 of the accompanying prospectus supplement.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. We or one of our affiliates may pay varying selling concessions of up to 0.05% in connection with the distribution of the notes to other registered broker-dealers. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as $999.50 per $1,000 in principal amount of the notes.

If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any.

BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. BAC has not authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition Of Sales To EEA And United Kingdom Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BAC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.